VOZROZHDENIYE BANK

Public joint-stock company
Luchnikov pereulok 7/4, Moscow, 101999, Russia
tel.: (095) 929-18-88 fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

File № 82-4257

«20» January 2006
№ 1101/366

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Exemption № 82-4257 [redacted]

<u>The message</u>

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank «Vozrozhdeniye» forward to you:

– Messages of the data that can affect materially the value of the joint-stock company's securities.

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

3/21

MESSAGE

of the data that can affect materially the value of the joint-stock company's securities

Information about acquiring by the joint-stock company of share participation in the share capital (pie fund) of another commercial institution totaling not less than 5 %, or the portion of ordinary shares of another joint-stock company making not less than 5%, as well as about changes in such portion, if it becomes more or less than 5, 10, 15, 20, 25, 30, 50 and 75%.

1. General Data	
1.1. Full corporate name of the issuer:	Joint stock company Bank «Vozrozhdeniye»
1.2. Abbreviated legal name of the issuer:	V.Bank
1.3. Location of the issuer:	Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia
1.4. State registration number:	1027700540680
1.5. Identification tax number:	5000001042
1.6. Unique code of the issuer assigned by registration body:	1439
1.7. Internet site used for placing messages:	http://www.vbank.ru/investors/material-facts
1.8. Name of periodical(s) used by the issuer for publishing information:	Newspaper «Daily News. Moscow Region»

2. Summary of the Message	
2.1. Full corporate name, location of the commercial institution, in which share capital the Bank Vozrozhdeniye's percentage of participation changed:	Joint Stock Company «Cherkizovsky Meat Processing» Permskaja st., vlad. 5, Moscow, 107143.
2.2. Percentage of participation of V.Bank in the share capital of the above institution before alteration:	11,42%
2.3. Percentage of participation of V.Bank in the share capital of the above institution after alteration:	2,42%
2.4. The date, when the Bank Vozrozhdeniye's percentage of participation in the share capital of the above capital changed:	12.01.2006

3. Signature		
3.1. Deputy Chairman of the Board	(*signature*)	A.V.Dolgopolov
3.2. January 13th, 2006	*Stamp*	